Filed Pursuant to Rule 433
Registration Statement No. 333-197723
Relating to the Preliminary Prospectus Supplement
Dated June 12, 2017
(To Prospectus dated April 2, 2015)
June 12, 2017

Validus Holdings, Ltd.
Pricing Term Sheet

Issuer:	Validus Holdings, Ltd.

Securities:	Depositary Shares, each representing a 1/1,000th interest in a share of the Issuer’s 5.800% Non-Cumulative Preference Shares, Series B (“Preference Shares”)

Format:	SEC-Registered

Size:	$250,000,000; 10,000,000 Depositary Shares

Overallotment Option:	None

Liquidation Preference:	$25,000 per Preference Share (equivalent to $25 per Depositary Share)

Ratings of Preference Shares*:	Moody’s: Baa3 / S&P: BBB- / Fitch: BBB

Trade Date:	June 12, 2017

Settlement Date:	June 20, 2017 (T + 6)

Maturity:	Perpetual
Dividend Rate and

Payment Dates:
When, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, the Issuer will pay dividends on a non-cumulative basis, quarterly in arrears, on March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2017, at an annual rate of 5.800% from and including the Settlement Date.

Day Count Convention:	30/360
Underwriting Discounts

and Commissions:	$0.7875 per Depositary Share for retail orders (8,286,700 shares total) and $0.5000 per Depositary Share for institutional orders (1,713,300 shares total)

Price to Public:	$25 per Depositary Share

Net Proceeds to Issuer:	$242,617,573.75 (before expenses)

Payment Business Days:	New York

Payment Convention:	Following; unadjusted

Optional Redemption:
The Preference Shares represented by the Depositary Shares are not redeemable prior to June 21, 2022, except in specified circumstances relating to certain tax or corporate events or within 90 days following the occurrence of a “capital redemption trigger date” (as defined in the preliminary prospectus supplement). On and after June 21, 2022, the Preference Shares represented by the Depositary Shares will be redeemable at the Issuer’s option, in whole or in part, from time to time, at a redemption price equal to $25,000 per Preference Share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends. No redemption may occur prior to June 21, 2027 unless (1) the Issuer has sufficient funds in order to meet the Bermuda Monetary Authority’s (the “BMA”) Enhanced Capital Requirement (the “ECR”) and the BMA (or its successor, if any) approves of the redemption or (2) the Issuer replaces the capital represented by the Preference Shares with capital having equal or better capital treatment as the Preference Shares under the ECR.

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange under the symbol “VRPRB.”

Depositary Shares	91915W 300; US91915W3007
CUSIP; ISIN

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc.
Citigroup Global Markets Inc.
Dowling & Partners Securities LLC
HSBC Securities (USA) Inc.
JMP Securities LLC
J.P. Morgan Securities LLC
Lloyds Securities Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the preliminary prospectus supplement may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free at 1-800-294-1322 or Morgan Stanley & Co. LLC by calling toll-free at 1-800-584-6837.